UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2023
Commission File No. 001-37596

FERRARI N.V.
(Translation of Registrant’s Name Into English)

Via Abetone Inferiore n.4
I-41053 Maranello (MO)
Italy
Tel. No.: +39 0536 949111
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑ Form 40-F ☐

The following exhibit is furnished herewith:

Exhibit 99.1	Ferrari N.V. Interim Report at and for the three months ended March 31, 2023.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 4, 2023	FERRARI N.V.

By: /s/ Antonio Picca Piccon

Name: Antonio Picca Piccon
Title: Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description of Exhibit
99.1	Ferrari N.V. Interim Report at and for the three months ended March 31, 2023.